March 8, 2013

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:    Microsemi Corporation (“Registrant” or “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 21, 2012
Form 8-K dated January 24, 2013
Filed January 24, 2013
File No. 0-08866

Dear Mr. Vaughn:

Microsemi Corporation provides the following responses to your letter dated February 27, 2013, regarding the above referenced filings. We have repeated the questions included in your letter in bold text for your convenience.

Form 10-K for the Fiscal Year Ended September 30, 2012

Consolidated Statement of Cash Flows, page 48

1.
We note your disclosure on page 54 that you corrected an error related to your presentation of excess tax benefits on stock awards in your consolidated statements of cash flows for the year ended October 2, 2011. Please address the following:

•
We do not see where you have provided clear disclosure on the face of the statement of cash flows that the 2011 amounts have been restated. Please explain to us why you concluded such disclosure was not necessary.

•	Explain to us how you have complied with FASB ASC 250-10-50-7a, which requires disclosure of the effect of the correction on each financial statement line item.

•	Please have your auditor address how it considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in its audit report was not required.

During the preparation of our consolidated financial statements for fiscal year 2012, we discovered that in our consolidated financial statements for fiscal year 2011, we had reflected a decrease in operating cash flows of approximately $7.4 million and corresponding increase in our financing cash flows related to excess tax benefits on stock awards. During our analysis, we concluded that excess tax benefits on stock awards was properly reflected in other fiscal years.

We evaluated the presentation of our fiscal year 2011 cash flows from both a quantitative and qualitative perspective in assessing materiality in accordance with SAB No. 99, as discussed below. Our assessment, which was reviewed contemporaneously with our legal counsel, audit committee and independent registered public accounting firm, was as follows:

Quantitative Analysis

We incorporated our assessment of FASB ASC 250-10 and SAB No. 99 in our evaluation and prepared a schedule with the quantitative impacts on previously filed consolidated statements of cash flows and noted no impact to cash flows in years other than fiscal year 2011. We further noted that there was no impact to consolidated balance sheets, consolidated statements of operations and comprehensive income or consolidated statements of stockholders' equity.

Next, we reviewed the “as reported” compared to the “as revised” values for fiscal year 2011, and we concluded that variances were quantitatively immaterial. Amounts were as follows (in millions, except for percentages):

	As Revised	As Reported	Change $	Change %
Cash flows from operating activities	$146.6	$139.2	$7.4	5%
Cash flows from financing activities	$380.6	$388.0	$(7.4)	(2)%

•
For cash flows from operating activities as reported for fiscal year 2011, we noted that the difference was a 5% understatement, which we believed was quantitatively immaterial, especially considering the reductions in operating cash flows of $17.2 million in acquisition-related costs.

•
For cash flows from financing activities as reported for fiscal year 2011, we noted that the difference was a 2% overstatement, which we believed was quantitatively immaterial to cash flows from financing activities.

Qualitative Factors and Analysis

SAB No. 99 requires that, in addition to quantitative measures, certain qualitative criteria should also be considered in evaluating whether an error is material. An assessment of materiality must consider the significance of an item to users of a company's financial statements. As stated in SAB No. 99, a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, further states that an error is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the correction of the item. The Company thus considered the following qualitative factors:

a)	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate.

This error relates to an item that is capable of precise measurement and is not considered a significant estimate.

b)	Whether the misstatement masks a change in earnings or other trends.

Given the dollar magnitude and nature of the excess tax benefits, cash flow trends were not impacted. For fiscal year 2010, cash flows from operating activities were $107.6 million and cash flows from financing activities were $(42.4) million. We concluded that the "as revised" and "as reported" amounts for fiscal year 2011 resulted in the same trend. Our acquisition of Actel Corporation and the related financing were significant drivers of our cash flows from operating and financing activities in fiscal year 2011, and we believe that this correction did not mask or distort any trends. The error was a cash flow error which did not impact earnings trends.

c)	Whether the misstatement hides a failure to meet analyst's consensus expectations for the enterprise.

The error was not earnings related and had no impact on reported earnings. Our discussions related to cash flow focused primarily on the effect of the financing of the Actel acquisition and short-term impacts to cash flows from integration activities.

d)	Whether the misstatement changes a loss into income or vice versa.

The error had no impact on earnings and thus did not impact any statement of operation trends. As noted above, we also noted that the error did not significantly impact the trend in cash flows from operating or financing activities.

e)	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The error was related to cash flows and had no impact on segment disclosures.

f)	Whether the misstatement affects the registrant's compliance with regulatory requirements.

No compliance or regulatory requirements were affected.

g)	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement did not affect the Company's compliance with loan covenants or other contractual requirements. The Company's financial covenants were primarily based on adjusted EBITDA as compared to borrowings.

h)	Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The adjustment had no impact on management compensation.

i)Whether the misstatement involves concealment of an unlawful transaction.

The transactions were not unlawful.

Another factor we considered is that the excess tax benefits were shown on a separate line item in both financing activities as well as operating activities in our fiscal year 2011 financial statements. As such, users of our financial statements had clear visibility into this item, its magnitude and classification.

Conclusion

We concluded that the misstatement to our fiscal year 2011 consolidated financial statements was not material based on our evaluation of the quantitative and qualitative factors in SAB No. 99 as noted above and therefore labeling the cash flow statement as restated was unnecessary. However, we elected to revise the prior year information, so that the users of our financial statements can clearly understand this item, its magnitude and proper classification. Specifically, in footnote 1 of our consolidated financial statements in our Form 10-K for fiscal year 2012, we disclosed the correction, the "as reported" and the "as revised" amounts.

Prior to the filing of our Form 10-K for fiscal year 2012, we discussed this matter with our Independent Registered Public Accountants who concurred with our conclusion that the misstatement was not material and therefore the correction of it did not require reference in their audit report in accordance with paragraph 9 of the PCAOB Auditing Standard No. 6. In conjunction with our preparation of this letter, we again conferred with our Independent Registered Public Accountants, who reaffirmed their conclusion.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 49

- Goodwill and Intangible Assets, page 52

2.
We note your disclosures here that you “assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset such as goodwill is impaired as the basis for determining whether a quantitative impairment test is required.” Based on this disclosure and the disclosure on page 40, it appears that you have elected to adopt the provisions of FASB ASU 2012-02. However, we also note disclosure here that you performed a quantitative analysis in the fourth quarter of 2012. As such, it appears that the qualitative assessment may have indicated it was more likely than not that goodwill was impaired. Please revise future filings to clarify the results of your qualitative assessment and the link between the qualitative assessment and the quantitative assessment.

For fiscal year 2012, as part of our qualitative analysis, which did not indicate impairment, we performed a high-level quantitative assessment by evaluating our overall market capitalization relative to the carrying value of our consolidated stockholders' equity. We did not perform a step 1 quantitative assessment of the recoverability of goodwill because, as a result of our qualitative assessment, we concluded that it was more likely than not that the fair value of goodwill exceeded its carrying value. We will revise future filings to clarify if the results of a qualitative analysis required that we complete a quantitative analysis and the link between the qualitative and quantitative assessments.

- Segment Information, page 53

3.
We note your disclosure here that you manage your business on the basis of one reportable segment. Please provide us with additional analysis of your presentation of segments in accordance with FASB ASC 280. Specifically address the following:

•
Clarify for us how many operating segments you have identified. If you aggregate more than one operating segment into your one reportable segment, provide us with your analysis of the criteria in FASB ASC 280-10-50-11.

•
We note that you operate in distinct geographic areas. Provide us with more information regarding the financial information that you provide to your chief operating decision maker (as defined in FASB ASC 280) with respect to these geographic areas.

•	We note you discuss your results in terms of “end markets.” Please explain to us how you have considered these end markets in connection with your segment reporting.

•
In your discussion of the integration of acquired entities on page 28, you include references to “divisions.” Please tell us more about the nature of the “divisions” that you are referring to and how you have considered these in your segment presentation analysis.

•	Provide us with a summary of the reporting package provided to your chief operating decision maker.

Throughout our fiscal year 2012, we considered our President and CEO to be the Chief Operating Decision Maker (“CODM”). The CODM receives consolidated financial data. The CODM reporting package consists of an income statement (presented on both a GAAP and non-GAAP basis), balance sheet and cash flow statement, all reported on a consolidated basis. The CODM reporting package also includes consolidated financial information regarding compliance with our debt covenants. Geographic, division and end market information are not included in the CODM package.

Microsemi accumulates financial data by legal entity and will refer to these legal entities informally as divisions. Legal entity financial data is accumulated primarily for tax purposes and is not reported to the CODM. With regards to geography, several of our divisions operate in more than one geographical area and results by geographical area are not reported to the CODM. End market information is included in our financial statements primarily to assist users in understanding general trends for our products rather than for purposes of managing our business. The CODM receives end market revenue on a quarterly basis in preparation for earnings calls and an assessment of end markets from the earnings call is incorporated into Management's Discussion and Analysis of our quarterly and annual filings. Similar to geography, substantially all of our divisions sell products to all end markets. Also, consistent with prior years, many functions and costs are combined or shared between divisions. Specifically:

•
We evaluate the Company's overall distributor and sales representative relationships on a consolidated basis. We have expanded, reduced and ceased relationships with distributors and sales representatives of divisions based on this evaluation and believe that optimizing these channel relationships at a consolidated level has benefited consolidated net sales.

•	Divisions share a corporate sales force that facilitates increased sales opportunities by offering a broader spectrum of products to both new and existing customers.

•
We evaluate supplier and subcontractor relationships and implement plans to reduce overall costs on a consolidated basis. While overall costs for Microsemi have decreased, these plans may results in varying benefits to any particular division.

•
We evaluate manufacturing capacity and capabilities of all divisions on a consolidated basis that has resulted in the movement of product lines and manufacturing processes among our divisions, and although we believe these actions have lowered costs on a consolidated basis, these movements have affected a division's materials and direct labor costs, as well as overhead absorption. In addition, in many instances, many of our owned production facilities are interdependent with other locations and accordingly the financial results of these locations would not be relevant on a standalone basis.

•
We evaluate our research and development efforts on a consolidated basis and have moved or combined efforts based on our evaluation of the capabilities of our staff and the resources available at each division. This has resulted in both personnel increases and reductions, as well as changing levels of research and development expenditures at a particular division.

•
We transfer and combine certain administrative functions, including division management, sales operations, marketing, human resources, accounting and legal, which impact locations that incur increased personnel or administrative costs. Based on our evaluation of the capabilities of our staff and the resources available at each location, a division may incur an increase or decrease in costs and responsibilities. We also incur incremental costs at our corporate operations as a result of realignments of personnel and resources.

Based on the factors described above, the CODM has concluded that division data is not necessary to manage the Company's business and as such, this information is not reported to the CODM. Therefore, we have concluded that Microsemi operates in a single operating and reportable segment.

Note 8. Credit Agreement and Related Instruments, page 62

4.
We note that as of September 30, 2012, you have $776 million borrowed under the term loan facility and no borrowings under the revolving facility. We further note that during fiscal year 2012, you entered into a new credit agreement and then subsequently further modified that credit agreement. The net effect was new borrowings of $810 million under the term loan and $50 million in a revolving credit facility. Please provide us with additional details of the $959,708 of proceeds from credit facility disclosed on your statement of cash flows.

In our first fiscal quarter of 2012, we entered into amendment #2 to our credit facility, which increased the term loan to $800.0 million compared to the prior term loan balance of $372.2 million. We determined that amendment #2 constituted a debt extinguishment and cash flows should be reported on a gross basis. We also borrowed $49.6 million on our revolving credit facility which we reported as proceeds from credit facility.

In our second fiscal quarter of 2012, we entered into amendment #3 to our credit facility, which increased the term loan to $810.0 million compared to an existing term loan balance of $798.0 million. We determined that amendment #3 constituted a debt modification and reported the $12.0 million increase in term loan as proceeds from credit facility. We also reviewed ASC 470-50-55-2 and determined that as our term loan was syndicated, each member should be analyzed separately. Members of the syndicate representing $98.1 million of the term loan exited the facility and were replaced by new borrowings. As such, we reported the $98.1 million as proceeds from credit facility.

We further determined that the cash flows related to amendment #2 and amendment #3 should be reported on a gross basis as the funds flowed through our agent, Morgan Stanley Senior Funding, Inc., on a gross basis. The corresponding repayments of $372.2 million and $98.1 million are included in the line item “Extinguishment of debt” in the financing section of the cash flow statement.

In summary, proceeds from credit facility consisted of the following transactions (amounts in millions):

Quarter 1: Amendment #2 - Borrowings under term loan	$800.0
Quarter 1: Amendment #2 - Borrowings on revolving credit facility	49.6
Quarter 2: Amendment #3 - Additional borrowings on term loan	12.0
Quarter 2: Amendment #3 - Borrowings to replace members exiting syndicate	98.1
$959.7

Note 14. Segment Information, page 70

5.
We note that the geographic information for net sales has been separated into three components - United States, Europe, and Asia. Please revise future filings to separately disclose material revenues attributed to any individual country. Please also revise your future filings to more clearly disclose the basis for attributing revenues from external customers to individual countries by clarifying what you mean by the phrase “originating geographic area.” Refer to FASB ASC 280-10-50-41.

We have reviewed FASB ASC 280-10-50-41 and will revise future filings to separately disclose material revenues attributed to an individual country, if any. We have reported revenues based on originating geographic area, by which we mean revenue on a ship-from basis. In considering the staff's comments, we will also revise our future filings to disclose and report geographical revenue data based on our customers' ship-to location.

6.
With reference to page 6, we note your disclosures of a number of different product offerings, including broadband power amplifiers, integrated circuits, transistors, suppressors, relays and more. Please explain to us how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

We have reviewed FASB ASC 280-10-50-40 in conjunction with the disclosure of our product offerings. On page 6, we provide a substantive list of products that we believe aids in the understanding of our product development rationale and efforts, as well as targeted applications and end markets for those products. Some of the products we list are subsets of broader product categorizations. For example, a broadband power amplifier is also an integrated circuit. Further, many of the solutions we offer our customers integrate a number of products included in our disclosure. For example, we offer electrical power system solutions that can include DC-DC converters, diodes, transient voltage suppressors, transistors, pulse width modulators and field programmable gate arrays. Based on the significant interrelationships of our product offerings, we believe that we have appropriately aggregated our product offerings into one group: high-performance analog and mixed-signal semiconductors.

Form 8-K dated January 24, 2013

7.
We note the secondary headline of your earnings release refers to Non-GAAP Diluted EPS but does not include disclosure of GAAP Diluted EPS. Please revise such statements in future filings to ensure the GAAP measure is presented with equal or greater prominence than the non-GAAP measure. Refer to Item 10(e)(1)(i)(a) of Regulation S-K.

We will revise such statements in future filings to ensure the GAAP measure is presented with equal or greater prominence than the non-GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K.

8.
Further to the above, while we note broad disclosures describing the non-GAAP financial measures, disclosures regarding the items that are adjusted for purposes of your presentation of non-GAAP financial information and also the reconciliation of each non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP, we do not see where you have provided disclosure of the usefulness of each specific non-GAAP measure. Please revise future filings to provide such disclosure for each non-GAAP financial measure presented.

We have considered the staff's comments and agree that for each non-GAAP financial measure presented, we will revise our disclosures in future filings to clarify and expand on our explanation of why management believes that the presentation of the non-GAAP financial measure provides useful information to investors. We intended the introductory paragraph of the Notes Reconciling Non-GAAP Financial Information to GAAP Financial Information included in our earnings release to address disclosure of the usefulness of each specific non-GAAP measure. In the introductory paragraph, we stated that we believe disclosure of our non-GAAP measures enhances an investor's overall understanding of our financial performance and future prospects by being more reflective of our core operational activities and more comparable with our results over various periods. We believe we provide detailed disclosure regarding non-GAAP financial measures and the usefulness of each measure by providing detailed explanations about the items we have excluded from our GAAP financial measures. For example, in regards to manufacturing profit in acquired inventory, we state, “The manufacturing profit in acquired inventory has been excluded to facilitate comparability of gross profit between periods. In addition, management excludes the impact of manufacturing profit in acquired inventory in internal measurements of gross profit as it does not reflect continuing operations of acquired operations.” However, as stated above, we will revise our disclosures in future filings to clarify and expand on our explanation of why management believes that the presentation of the non-GAAP financial measure provides useful information to investors.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microsemi Corporation

/s/ John W. Hohener
John W. Hohener
Executive Vice President,
Chief Financial Officer
Secretary & Treasurer